Free Writing Prospectus

Van Eck Merk Gold Trust

2015-10-26-ounz-fact-sheet

0001546652

Pursuant to 433/164

333-180868

Van Eck MERK GOLD TRUST (OUNZ)

The Gold ETF that Delivers

Inquiries (855) MRK-OUNZ October 2015

Van Eck Merk Gold Trust (OUNZ)

Van Eck Merk Gold Trust (the “Trust”) seeks to provide investors with a convenient and cost-efficient way to buy and hold gold through an exchange traded product with the option to take physical delivery of gold if and when desired.

Gold Delivery: As easy as 1-2-3*

1.

 Investor files a Delivery Application.

2.

 Investor instructs their broker to submit their

OUNZ shares to take delivery of their gold.

3.

 Gold sent to Investor.

Van Eck Merk Gold Trust Advantage

Liquidity

 Van Eck Merk Gold Trust Shares are listed and traded on NYSE Arca under the symbol “OUNZ”.

Deliverability

 Van Eck Merk Gold Trust holds gold bullion in the form of allocated London Bars. It differentiates itself by providing investors with the option to take physical delivery of gold bullion in exchange for their shares.

Convertibility

 For the purpose of facilitating delivery Van Eck Merk has developed a proprietary process for the conversion of London Bars into gold coins and bars in denominations investors may desire.

tax Efficiency

 Taking delivery of gold is not a taxable event as investors merely take possession of what they already own: the gold.

Van Eck Merk Gold Trust

INVESTOR

OUNZ shareholder owns

pro-rata share of

gold held by

Van Eck Merk

Gold Trust

Van Eck Merk Gold Trust holds gold as allocated London Bars

Investor has the

option to take delivery of gold in exchange for their shares

Coins and bars in

denominations

desired for

delivery

Trust Details

Ticker:

 OUNZ

 Expense Ratio:

 0.40

Stock Exchange:

 NYSE Arca

 Sponsor:

 Merk Investments LLC

CUSIP:

 921078 101

 Trustee:

 Bank of New York Mellon

Inception Date:

 May 16, 2014

 Custodian:

 JPMorgan Chase Bank, N.A.

MERK INVESTMENTS LLC                                                      (855) MRK-OUNZ WWW.MERKGOLD.COM

Van Eck MERK GOLD TRUST (OUNZ)

The Gold Argument

Many investors may consider gold to be a safe haven investment, a portfolio diversifier and inflation hedge.

Unlike equities, bonds and currencies, gold is not a liability of any government or corporation.

Many governments and institutional investors invest in gold directly.

historical gold prices

   Source: Bloomberg

              Period: 01/01/1970-09/30/2015

Merk Investments

Merk Investments LLC is a California based registered investment advisory firm founded by Axel Merk in 1994. In addition to the Merk Gold Trust, Merk manages a family of currency mutual funds. Merk is a pioneer in providing uncorrelated returns and portfolio diversification through managed currency     portfolios, including gold.

Acting as the President and CIO, Axel Merk is a recognized expert on macro trends as well as an innovator in gold and currency investing. He is a sought-after speaker, contributor and author; Axel Merk’s book, Sustainable Wealth describes how the greater economic universe works, how it might affect your finances and how to manage those finances to seek financial stability. Axel Merk holds a B.A. in Economics (magna cum laude) and a M.Sc. in Computer Science from Brown University.

Axel Merk’s insight and expertise have allowed him to predict major economic developments.  For example, Axel Merk identified the credit bubble and moved his clients out of real estate and the faltering U.S. dollar into hard currencies and gold ahead of the equity and credit market collapse of last decade.

Axel Merk puts his money where his mouth is, often investing alongside his clients.  In the Merk Gold Trust he takes it a step further: Merk Investments is compensated in gold through OUNZ shares rather than cash.  Merk in turn pays the Trust’s operating expenses so that the Trust does not need to sell gold to operate.

The material must be preceded or accompanied by a prospectus (www.merkgold.com/prospectus). Before investing you should carefully consider the Van Eck Merk Gold Trust’s (“Trust”) investment objectives, risks, charges and expenses. Please read the prospectus carefully before you invest.

Investing involves risk, including possible loss of principal. The Trust is not an investment company registered under the Investment Company Act of 1940 or a commodity pool for the purposes of the Commodity Exchange Act. Shares of the Trust are not subject to the same regulatory requirements as mutual funds. Because shares of the Trust are intended to reflect the price of the gold held in the Trust, the market price of the shares is subject to fluctuations similar to those affecting gold prices. Additionally, shares of the Trust are bought and sold at market price, not at net asset value (“NAV”). Brokerage commissions will reduce returns.The request for redemption of shares for gold is subject to a number of risks including but not limited to the potential for the price of gold to decline during the time between the submission of the request and delivery. Delivery may take a considerable amount of time depending on your location.

Commodities and commodity-index linked securities may be affected by changes in overall market movements and other factors such as weather, disease, embargoes, or political and regulatory developments, as well as trading activity of speculators and arbitrageurs in the underlying commodities.

Trust shares trade like stocks, are subject to investment risk and will fluctuate in market value. The value of Trust shares relates directly to the value of the gold held by the Trust (less its expenses), and fluctuations in the price of gold could materially and adversely affect an investment in the shares. The price received upon the sale of the shares, which trade at market price, may be more or less than the value of the gold represented by them. The Trust does not generate any income, and as the Trust regularly issues shares to pay for the Sponsor’s ongoing expenses, the amount of gold represented by each Share will decline over time. Investing involves risk, and you could lose money on an investment in the Trust. For a more complete discussion of the risk factors relative to the Trust, carefully read the prospectus.

*A delivery applicant must submit a delivery application and payment for the processing and delivery fees to cover the cost of preparing and transporting the gold. The delivery of physical gold to applicants may take considerable time and the delay in delivery could result in losses if the price of gold declines. A share submission is irrevocable.

The sponsor of the Trust is Merk Investments LLC (the “Sponsor”). Van Eck Global and Foreside Fund Services, LLC, provide marketing services to the Trust.

More about Merk Investments at www.merkinvestments.com.

2015 Merk Investments LLC. All rights reserved. All trademarks, service marks or registered trademarks are the property of their respective owners.

MERK INVESTMENTS LLC                                                                (855) MRK-OUNZ WWW.MERKGOLD.COM